THE CHUBB CORPORATION
15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

February 15, 2007
Ms. Dana Hartz
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation
Form 10-K For the Fiscal Year Ended December 31, 2005
File No. 001-08661
Dear Ms. Hartz:
     As agreed during our telephone conversation on February 6, the following supplemental information is provided related to the proposed disclosures regarding unpaid claims and claim adjustment expenses that we submitted in our letter dated December 6, 2006. For convenience in reviewing our response, the comments that you provided during the call are presented prior to the response.
     Include in your discussion of prior year loss development a discussion of the underlying causes for the changes in estimates. Please ensure that you link this discussion to a discussion of how these changes have impacted your current reserve assumption.
     In our discussion of prior year loss development, we will include a discussion of the underlying causes for the changes in estimates. The disclosure will clarify what new events or additional information led to the changes in estimates. The disclosure will include a discussion of the extent to which these changes impacted our current reserve assumption.

     Expand your proposed volatility analysis to disclose the potential impact that the reasonably likely changes in your assumptions would have on net income.
     As we discussed during our telephone conversation, the estimated variation in loss reserves due to changes in certain key assumptions that we will disclose in our volatility analysis is a reasonable estimate of the possible variation that may occur in the future. However, if such variation did occur, it would likely occur over a period of several years and therefore its impact on our results of operations would be spread over the same period.
     We will add the above to our disclosure.
     Remove the example that presents the impact of a hypothetical 1% increase in net loss reserves on pre-tax income.
     We will remove this sentence from our disclosure.

Sincerely, Henry B. Schram Senior Vice President and Chief Accounting Officer